June 3, 2019

Tijin Song
Chief Executive Officer
China VTV Ltd
New Times Centre
393 Jaffe Road, Suite 17A
Wan Chai, Hong Kong

       Re: China VTV Ltd
           Current Report on Form 8-K
           Filed May 8, 2019
           File No. 333-203754

Dear Mr. Song:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 8, 2019

Planned Business Model, page 6

1. Please revise to clarify your expected timing in developing each of these sources of revenue. In particular, clarify when you expect to begin charging fees to subscribers.
Audiences, page 7

2. You state here that the Target company had approximately 3.5 million users or viewers as of April 2019. We also note that you claim approximately the same number of users in your contract with Xin Mei Culture, Ltd., which is dated December 22, 2016. Please discuss the extent to which you have experienced growth in these metrics over the last several years.
 Tijin Song
FirstName LastNameTijin Song
China VTV Ltd
Comapany NameChina VTV Ltd
June 3, 2019
Page 2
June 3, 2019 Page 2
FirstName LastName
Regulatory Overview, page 11

3. We note that the Target is based in Hong Kong and planned operations target Chinese speaking communities outside mainland China. However, there are numerous references to employees (page 10), intellectual property (page 8) and targeted customers (page 7)
         relating to mainland China. Clarify whether your intend to operate any facet of your business within mainland China, and if so, how such operations will be impacted by regulation.
Liquidity and Capital Resources, page 27

4. We note your statement on page 22 and elsewhere regarding the company's lack of revenue and limited capital resources. Please revise here or elsewhere to clarify your expected need for capital during the next twelve months, in particular in order to make the company operational and generating revenues.
Executive Compensation, page 33

5. You refer to accrued compensation of your named executive officers. Please disclose any current plans to pay accrued compensation to these individuals.
Exhibit 99.1
Audited Financial Statements, page F-1

6. Please update your financial statements and the information throughout your Form 8-K to include the interim period ended March 31, 2019.
General

7. We note that China VTV Ltd. (the "Target") has a December 31 fiscal year end while
         China VTV Limited has a February 28 fiscal year end. Please disclose under Item 5.03 of
         Form 8-K if you intend to change fiscal year from the fiscal year end used by the
         Target prior to the reverse merger. Additionally, disclose the nature and periods of the financial statements that you intend to include in your upcoming May 31, 2019 periodic report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tijin Song
China VTV Ltd
June 3, 2019
Page 3

        You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at
(202) 551-3810 with
any other questions.



                                                           Sincerely,
FirstName LastNameTijin Song
                                                           Division of
Corporation Finance
Comapany NameChina VTV Ltd
                                                           Office of
Telecommunications
June 3, 2019 Page 3
cc:       Huan Lou, Esq.
FirstName LastName